December 12, 2005



Mr. Richard R. Godfrey
Chief Financial Officer
Breakwater Resources Ltd.
950 Wellington Street West
Toronto, Ontario  M5J 2N7  Canada


	Re:	Breakwater Resources Ltd.
		Form 40-F for Fiscal Year Ended December 31, 2004
Filed April 1, 2005
      Response Letter Dated October 24, 2005
		File No. 0-13979

Dear Mr. Godfrey:

      We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2004

Annual Information Form

Interests of Experts, page 57

1. We have reviewed your response to prior comment number three. Based on your supplemental response, please explain to us why you are required to disclose that "the partners and staff of Deloitte & Touche LLP and SRK Consulting may beneficially own, directly or indirectly, less than 1% of any class of securities issued by the Company." Please address paragraph (c)(1)(i) of Rule 2-01 of Regulation S-X in your response.

2. We have reviewed your response to prior comment number eight.
Please tell us how you accounted for this long term investment under
US GAAP.

Note 9 - Royalty Obligation

3. We have reviewed the information you provided in response to prior comment number nine. Please address each of the following:

* We note that the royalty obligation was accounted for as a loan with a fixed discount rate. It appears that the "Royalty Obligation" line item on your balance sheet represents the net of the debt and the discount. Please quantify for us the portion attributed to the debt and that attributed to the debt discount, presumably the value of the royalty. Please provide us with additional information regarding Red Mile, including, but not limited to when it was formed, and whether or not there are common management and/or investors in Breakwater and Red Mile. Additionally explain what you mean by your statement that you and Red Mile are arm`s length parties.

* Please address whether or not Red Mile is a Variable Interest
Entity.

* Please tell us who is the other party to the note that you invested the proceeds of the transaction with Red Mile.

* Please explain why you have not recorded amounts deposited with a trust company which is to be used to pay the royalty as a restricted asset.

* Because the royalty obligation was recorded as debt, you are required under EITF 88-18 to amortize the debt under the interest method. The objective of the interest method is to arrive at a periodic interest cost (including amortization) which will represent a level effective rate throughout the term of the agreement. This does not appear consistent with your accounting method in which you record higher levels of interest expense during years one through five than those recorded during years six through ten. Please explain further.

* We understand that the basic royalty is calculated by multiplying annual zinc production from the Myra Falls mine by a per pound amount rate. Please further explain the terms of the Agreement such that it is clear how the basic royalty can therefore terminate five years after the last production from the mine. In this regard, we note that the life of the mine is estimated to be six years based on current proven and probable reserves. This estimate results in the life of the mine ending several years prior to the termination of the basic royalty agreement on December 31, 2014. In your response, clarify how the royalty payable is determined when the mine is no longer producing.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Regina Balderas, Staff Accountant, at (202)
551-
3722 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-
3683
with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

cc: 	Ms. Priya Patil, Corporate Counsel
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Mr. Richard R. Godfrey
Breakwater Resources Ltd.
December 12, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
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